UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MARRIOTT INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

             571903103

(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

575 7th Street, N.W.

Washington, D.C. 20004 (202) 344-4874

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

               November 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 571903103	13D/A	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard E. Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,703,858*
	8	SHARED VOTING POWER 17,475,950**
	9	SOLE DISPOSITIVE POWER 14,703,858*
	10	SHARED DISPOSITIVE POWER 17,475,950**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,238,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.26%***
14	TYPE OF REPORTING PERSON IN

* Includes the following: (a) 3,168,924 shares held in a revocable trust for which Richard E. Marriott is the sole trustee; (b) 11,517,934 shares held in grantor retained annuity trusts, for which Richard E. Marriott is the sole trustee; and (c) 17,000 shares held by a trust established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as sole trustee.

** Includes the following: (a) 3,718,441 shares held by trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which Richard E. Marriott and J.W. Marriott, Jr. serve as co-trustees; (b) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr., Richard E. Marriott, and certain of their children serve as co-trustees; (c) 286,177 owned by Richard E. Marriott’s spouse; (d) 1,076,467 shares owned by three trusts for the benefit of Richard E. Marriott’s children, for which his spouse serves as a co-trustee; (e) 2,688,502 shares owned by First Media, L.P., a limited partnership whose general partner is a corporation in which Richard E. Marriott is the controlling voting stockholder; (f) 1,336,516 shares held by a charitable annuity trust created by Richard E. Marriott, for which he serves as co-trustee; and (g) 4,846,110 shares held by a limited liability company for which Richard E. Marriott and J.W. Marriott, Jr. serve as co-managers. Richard E. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The denominator is based on 390,479,820 shares of Class A Common Stock outstanding as of October 21, 2016, as stated on the facing page of the annual report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Form 10-Q”).

Schedule 13D/A	Page 3
Marriott International, Inc.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed by Richard E. Marriott on May 26, 2006 as amended by amendment No. 1 filed on March 16, 2009 (the “Schedule 13D”) with respect to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Marriott International, Inc., a Delaware corporation (“Marriott”), as specifically set forth.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Amendment, of the shares of Class A Common Stock over which Mr. Marriott has sole voting and dispositive power, 5,321,874 shares have been pledged as collateral in connection with estate planning.

As of the date of this Amendment, of the shares of Class A Common Stock over which Mr. Marriott has shared voting and dispositive power, 865,363 shares have been pledged as collateral.

Mr. Marriott currently has no other plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). Mr. Marriott periodically reviews Marriott’s business affairs, general industry and economic conditions, and based on such review or on other circumstances, Mr. Marriott may, from time to time, determine to increase or decrease his ownership of Class A Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       See Items 11 and 13 of the cover page to this Amendment and the footnotes thereto, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by Mr. Marriott.

(b)       See Items 7, 8, 9 and 10 of the cover page to this Amendment and the footnotes thereto, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by Mr. Marriott as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

The percentage of the Class A Common Stock set forth for Mr. Marriott in this Item 5 was calculated based upon 390,479,820 shares of Class A Common Stock outstanding as of October 21, 2016, as stated on the facing page of the Form 10-Q.

Except as otherwise provided in this Item 5, Mr. Marriott has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by Mr. Marriott.

Schedule 13D/A	Page 4
Marriott International, Inc.

(c)       Mr. Marriott has effected the following transactions in the Class A Common Stock during the past 60 days:

•	On November 17, 2016, First Media, L.P., a limited partnership whose general partner is a corporation in which Richard E. Marriott is the controlling voting stockholder, contributed 90,242 shares of Class A Common Stock to an exchange fund in exchange for shares of the exchange fund.

•	On December 1, 2016, Richard E. Marriott gifted 58,239 shares of Class A Common Stock.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Not applicable.

Schedule 13D/A	Page 5
Marriott International, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2016	By:	/s/ Richard E. Marriott
Richard E. Marriott